UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                Commission File Number    000-25471
                                        --------------

                                 ANTENNA TV S.A.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

    KIFISSIAS AVENUE 10-12, MAROUSSI 151 25 ATHENS, GREECE (+30-210-688-6100)
    -------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            SHARES OF CAPITAL STOCK, NOMINAL VALUE GRD 100 PER SHARE;
             9% SENIOR NOTES DUE 2007; 9 3/4 SENIOR NOTES DUE 2008
             -----------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  [X]       Rule 12h-3(b)(1)(ii)  [_]
         Rule 12g-4(a)(1)(ii) [_]       Rule 12h-3(b)(2)(i)   [_]
         Rule 12g-4(a)(2)(i)  [_]       Rule 12h-3(b)(2)(ii)  [_]
         Rule 12g-4(a)(2)(ii) [_]       Rule 15d-6            [_]
         Rule 12h-3(b)(1)(i)  [X]

         Approximate number of holders of record as of the certificate or notice date:


              Shares of Capital Stock:                60
                                            -----------------------

              Senior Notes due 2007:                  11
                                            -----------------------

              Senior Notes due 2008:                  80
                                            -----------------------


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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Antenna TV S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.





                                          By:  /s/  Nikos Angelopoulos
                                              ----------------------------------
                                              Name:   Nikos Angelopoulos
                                              Title:  Chief Financial Officer

Date:  June 25, 2003